Exhibit 99.67

NEWS RELEASE

ORLA MINING RAISES $3.6 MILLION THROUGH EARLY WARRANT EXERCISE INCENTIVE PROGRAM

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

VANCOUVER, BC – July 15, 2019 – Orla Mining Ltd. (TSX: OLA) (“Orla” or the “Company”) is pleased to report that its previously announced early warrant exercise incentive program (“Incentive Program”) has resulted in total gross proceeds to Orla of $3,622,350. Approximately 5.8 million of its warrants having an exercise price of $0.62 and expiring on July 8, 2021 (the “2021 Warrants”) have been exercised, representing 87% of the total number of 2021 Warrants that were outstanding at the start of the Incentive Program which began on June13, 2019 and closed on July 12, 2019. The Incentive Program resulted in Orla issuing 5,842,500 common shares and 5,842,500 full new warrants (the “Incentive Warrant”). Each Incentive Warrant is exercisable into one common share at a price of $1.65 for a period of 3 years, expiring June 12, 2022.

“We are pleased with the results of the program and thank the warrantholders for their overwhelming support,” stated Jason Simpson, President and CEO. “The funds will be used to continue regional exploration and allow greater flexibility prior to construction of the Camino Rojo Oxide Project.”

The remaining 895,000 2021 Warrants that were not exercised under the Incentive Program will remain outstanding and continue to entitle the holder to acquire one common share of Orla at the exercise price of $0.62 until July 8, 2021.

GMP Securities L.P. acted as financial advisor to Orla with respect to the transaction.

The Incentive Warrants, the underlying securities issuable upon exercise of the Incentive Warrants, the 2021 Warrants and the Common Shares issued upon exercise of the 2021 Warrants have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be exercised, as applicable, or offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. The results of the Feasibility Study on the Camino Rojo Oxide Project were released on June 25, 2019 and the NI 43-101 Technical Report will be made available on SEDAR within the applicable timeframe. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is available on SEDAR.

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1
www.orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking statements" within the meaning of Canadian and United States federal and state securities legislation, including, without limitation, statements with respect to the use of proceeds received as part of the early warrant incentive program, and the timing of a construction decision. Forward-looking statements are statements that are not historical facts but which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

Email: info@orlamining.com

Tel: 604-564-1852

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1
www.orlamining.com